Exhibit 12.2

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Unaudited)

	Three Months Ended March 31, 2017	For the Years Ended December 31,
		2016	2015	2014	2013	2012
		(in thousands, except ratios)
Earnings (Loss):
Net income (loss)	$(18,698)	$(89,061)	$(459,507)	$50,953	$49,342	$(153,791)
Add: Fixed Charges	11,472	38,522	34,796	32,138	16,598	2,340
Add: Amortization of capitalized interest	335	1,389	896	594	883	7,119
Less: Interest capitalized	(620)	(3,103)	(3,879)	(4,347)	(3,284)	(1,946)

Net income (loss), as adjusted	$(7,511)	$(52,253)	$(427,694)	$79,338	$63,539	$(146,278)

Fixed Charges:
Total interest expensed	$9,759	$33,368	$30,981	$28,851	$14,130	$1,992
Amortization of financing costs	1,710	4,981	3,584	3,067	2,322	224
Estimated interest portion of operating leases	3	173	231	220	146	124

Total fixed charges	$11,472	$38,522	$34,796	$32,138	$16,598	$2,340
Dividends on preferred stock(1)	$5,566	$22,266	22,266	22,191	14,428	10,888

Total fixed charges and dividends	$17,038	$60,788	$57,062	$54,329	$31,026	$13,228

Fixed Charges and Fixed Charge Ratio:
Earnings (deficiency) to fixed charges and preferred stock dividends	$(24,549)	$(113,041)	$(484,756)	$25,009	$32,513	$(159,506)
Earnings to fixed charges and preferred stock dividends ratio	—	—	—	1.5x	2.0x	—

(1)	Computed as the dividend requirement divided by (1 minus the statutory tax rate).